United States securities and exchange commission logo





                             January 5, 2021

       Daniel Schreiber
       Chief Executive Officer
       Lemonade, Inc.
       5 Crosby Street, 3rd Floor
       New York, New York 10013

                                                        Re: Lemonade, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
31, 2020
                                                            CIK No. 0001691421

       Dear Mr. Schreiber:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Marc Jaffe